UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

Amendment No. 2 to
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

STEVEN MADDEN, LTD.
(Name of Subject Company (Issuer))

STEVEN MADDEN, LTD.
(Name of Filing Person (Issuer))

Common Stock, par value $0.0001 per share
(including the associated Preferred Stock Purchase Rights issued under the Rights Agreement)
(Title of Class of Securities)

556 269 108
(CUSIP Number of Class of Securities)

Jamieson A. Karson
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, New York 11104
(718) 446-1800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
Allan R. Williams, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$52,000,000	$2,044

*	Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the purchase of
2,600,000 shares of common stock at the maximum tender offer price of $20.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of
1934, as amended, equals $39.30 per million of the value of the transaction.

☑	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,044	Filing Party: Steven Madden, Ltd.
Form or Registration No.: Schedule TO	Date Filed: February 20, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

          This Amendment No 2 (this “Amendment No. 2”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on February 20, 2008, as amended and supplemented by Amendment No. 1 filed with the Commission on March 14, 2008, relating to the offer by Steven Madden, Ltd., a Delaware corporation (the “Company”), to purchase up to 2,600,000 shares of its common stock, par value $0.0001 per share, at a price not greater than $20.00 nor less than $16.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2008 and the related Letter of Transmittal, previously filed as Exhibits (a)(1)(A) and (a)(1)(B) respectively, to the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”).

          The information contained in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

          Item 11(b) of the Schedule TO is hereby amended and supplemented by adding the following:

          On March 19, 2008, the Company issued a press release announcing preliminary results of the Offer, which expired at 12:00 midnight, New York City time on Tuesday, March 18, 2008. A copy of the press release is filed as Exhibit (a)(1)(K) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

          Item 12 of the Schedule TO is hereby amended and restated as follows:

EXHIBIT	DESCRIPTION

(a)(1)(A)*	Offer to Purchase dated February 20, 2008.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 20, 2008.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 20, 2008.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Press Release, dated February 19, 2008.

(a)(1)(H)*	Letter to stockholders of the Company from Jamieson A. Karson, Chairman and Chief Executive Officer, dated February 20, 2008.

(a)(1)(J)**	Press Release announcing that for purposes of completing guaranteed deliveries, the company will not treat Good Friday as a business day, dated March 14, 2008.

(a)(1)(K)	Press Release announcing preliminary results of the Offer, dated March 19, 2008.

(d)(1)*

Rights Agreement, dated as of November 14, 2001, between the Company and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on November 16, 2001).

(d)(2)*

The 1998 Stock Plan, approved and adopted on January 16, 1998 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed with the Commission on July 28, 1998).

(d)(3)*

The 1999 Stock Plan, approved and adopted on March 15, 1999, amended as of March 20, 2000 and March 30, 2001 (incorporated by reference to Exhibit 10.A to the Company’s Registration Statement on Form S-8 filed with the Commission on July 26, 2004).

(d)(4)*	The 2006 Stock Incentive Plan, approved and adopted on May 26, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on July 3, 2006).

(d)(5)*	Form of Non-Qualified Stock Option Agreement (Chief Executive Officer) under the Company’s 2006 Stock Incentive Plan, as amended (the “Plan”), as adopted October 30, 2007.

(d)(6)*	Form of Non-Qualified Stock Option Agreement (Employee without Employment Agreement) under the Plan, as adopted October 30, 2007.

(d)(7)*	Form of Non-Qualified Stock Option Agreement (Employee with Employment Agreement) under the Plan, as adopted October 30, 2007.

(d)(8)*	Form of Restricted Stock Agreement (Chief Executive Officer) under the Plan, as adopted October 30, 2007.

(d)(9)*	Form of Restricted Stock Agreement (Employee without Employment Agreement) under the Plan, as adopted October 30, 2007.

(d)(10)*	Form of Restricted Stock Agreement (Employee with Employment Agreement) under the Plan, as adopted October 30, 2007.

(d)(11)*

Form of Restricted Stock Agreement under the Plan used for grants made to non-employee directors from March 2006 through May 2007, with a schedule setting forth the name of each of the recipients, the date of the grant and the number of shares.

(d)(12)*	Restricted Stock Agreement, dated March 24, 2006, between Jamieson A. Karson and the Company.

(d)(13)*	Restricted Stock Agreement, dated March 27, 2007, between Jamieson A. Karson and the Company.

(d)(14)*	Amendments to Restricted Stock Agreements, dated as of March 23, 2007, between Jamieson A. Karson and the Company.

(d)(15)*	Restricted Stock Agreement, dated March 24, 2006, between Steven H. Madden and the Company.

(d)(16)*	Restricted Stock Agreement, dated June 9, 2006, between Steven H. Madden and the Company.

(d)(17)*	Restricted Stock Agreement, dated March 24, 2006, between Arvind Dharia and the Company.

(d)(18)*	Restricted Stock Agreement, dated March 20, 2006, between Amelia Newton Varela and the Company.

(d)(19)*	Restricted Stock Agreement, dated March 20, 2006, between Robert Schmertz and the Company.

(d)(20)*	Restricted Stock Agreement, dated March 6, 2007, between Arvind Dharia and the Company.

(d)(21)*	Restricted Stock Agreement, dated March 9, 2007, between Robert Schmertz and the Company.

(d)(22)*	Restricted Stock Agreement, dated April 25, 2007, between Awadhesh Sinha and the Company.

(d)(23)*	Non-Qualified Stock Option Agreement, dated May 16, 2007, between Jeffrey Silverman and the Company.

(d)(24)*	Non-Qualified Stock Option Agreement, dated May 16, 2007, between Jeffrey Silverman and the Company.

*	Previously filed with Schedule TO on February 20, 2008.

**	Previously filed with Amendment No. 1 to Schedule TO on March 14, 2008.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2008	STEVEN MADDEN, LTD.

By: /s/ Jamieson A. Karson

	Name:	Jamieson A. Karson
	Title:	Chairman and Chief Executive Officer

Exhibit Index

EXHIBIT	DESCRIPTION

(a)(1)(A)*	Offer to Purchase dated February 20, 2008.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 20, 2008.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 20, 2008.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Press Release, dated February 19, 2008.

(a)(1)(H)*	Letter to stockholders of the Company from Jamieson A. Karson, Chairman and Chief Executive Officer, dated February 20, 2008.

(a)(1)(J)**	Press Release announcing that for purposes of completing guaranteed deliveries, the company will not treat Good Friday as a business day, dated March 14, 2008.

(a)(1)(K)	Press Release announcing preliminary results of the Offer, dated March 19, 2008.

(d)(1)*

Rights Agreement, dated as of November 14, 2001, between the Company and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on November 16, 2001).

(d)(2)*

The 1998 Stock Plan, approved and adopted on January 16, 1998 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed with the Commission on July 28, 1998).

(d)(3)*

The 1999 Stock Plan, approved and adopted on March 15, 1999, amended as of March 20, 2000 and March 30, 2001 (incorporated by reference to Exhibit 10.A to the Company’s Registration Statement on Form S-8 filed with the Commission on July 26, 2004).

(d)(4)*	The 2006 Stock Incentive Plan, approved and adopted on May 26, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on July 3, 2006).

(d)(5)*	Form of Non-Qualified Stock Option Agreement (Chief Executive Officer) under the Company’s 2006 Stock Incentive Plan, as amended (the “Plan”), as adopted October 30, 2007.

(d)(6)*	Form of Non-Qualified Stock Option Agreement (Employee without Employment Agreement) under the Plan, as adopted October 30, 2007.

(d)(7)*	Form of Non-Qualified Stock Option Agreement (Employee with Employment Agreement) under the Plan, as adopted October 30, 2007.

(d)(8)*	Form of Restricted Stock Agreement (Chief Executive Officer) under the Plan, as adopted October 30, 2007.

(d)(9)*	Form of Restricted Stock Agreement (Employee without Employment Agreement) under the Plan, as adopted October 30, 2007.

(d)(10)*	Form of Restricted Stock Agreement (Employee with Employment Agreement) under the Plan, as adopted October 30, 2007.

(d)(11)*

Form of Restricted Stock Agreement under the Plan used for grants made to non-employee directors from March 2006 through May 2007, with a schedule setting forth the name of each of the recipients, the date of the grant and the number of shares.

(d)(12)*	Restricted Stock Agreement, dated March 24, 2006, between Jamieson A. Karson and the Company.

(d)(13)*	Restricted Stock Agreement, dated March 27, 2007, between Jamieson A. Karson and the Company.

(d)(14)*	Amendments to Restricted Stock Agreements, dated as of March 23, 2007, between Jamieson A. Karson and the Company.

(d)(15)*	Restricted Stock Agreement, dated March 24, 2006, between Steven H. Madden and the Company.

(d)(16)*	Restricted Stock Agreement, dated June 9, 2006, between Steven H. Madden and the Company.

(d)(17)*	Restricted Stock Agreement, dated March 24, 2006, between Arvind Dharia and the Company.

(d)(18)*	Restricted Stock Agreement, dated March 20, 2006, between Amelia Newton Varela and the Company.

(d)(19)*	Restricted Stock Agreement, dated March 20, 2006, between Robert Schmertz and the Company.

(d)(20)*	Restricted Stock Agreement, dated March 6, 2007, between Arvind Dharia and the Company.

(d)(21)*	Restricted Stock Agreement, dated March 9, 2007, between Robert Schmertz and the Company.

(d)(22)*	Restricted Stock Agreement, dated April 25, 2007, between Awadhesh Sinha and the Company.

(d)(23)*	Non-Qualified Stock Option Agreement, dated May 16, 2007, between Jeffrey Silverman and the Company.

(d)(24)*	Non-Qualified Stock Option Agreement, dated May 16, 2007, between Jeffrey Silverman and the Company.

*	Previously filed with Schedule TO on February 20, 2008.

**	Previously filed with Amendment No. 1 to Schedule TO on March 14, 2008.